SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   May   , 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: May 3, 2004	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
FRIDAY, APRIL 30, 2004

Shell Announces Normal Course Issuer Bid

Calgary, Alberta – Shell Canada Limited (“Shell”) announces its intention to make a normal course issuer bid, subject to regulatory approval by the Toronto Stock Exchange (“TSX”). Shell intends to repurchase for cancellation up to a maximum of 1 percent of its 275,287,340 Common Shares issued and outstanding as at April 27, 2004, or approximately 2,752,873 Common Shares, during the term of the bid. Repurchase of the Common Shares will be carried out through the facilities of the TSX.

Shell will use the normal course issuer bid to offset dilution resulting from issuance of Common Shares under its employee stock option program.

The program will commence on May 4, 2004 and will end when the Corporation has purchased the requisite number of Common Shares, unless it provides earlier notice of termination. If not previously terminated, the normal course issuer bid will end on May 3, 2005.

The price which Shell will pay for any such Common Shares will be the market price at the time of acquisition. The actual number of Common Shares which will be purchased and the timing of any such purchases will be determined by Shell.

Shell purchased 1,528,000 of its Common Shares at an average price of $52.29 per share pursuant to the Normal Course Issuer Bid that commenced February 7, 2003 and ended February 6, 2004.

Shell Investments Limited, which holds 214,436,286 Common Shares of Shell has advised that it does not intend to participate in the bid. Shell Investments Limited is a member of the Royal Dutch/Shell Group of Companies.

For further information contact:

Jim Fahner
Manager, Investor
Relations Calgary,
Alberta (403) 691-2175